15047495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
201

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-33359 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER:
**Merrill Lynch Professional Clearing Corp.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One Bryant Park**
(No. and Street)

**New York** (City) **New York** (State) **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Stewart Todd** **(212) 449-2854**
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PricewaterhouseCoopers LLP**
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017-6204 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

**Affirmation**

We, Peter L. Melz and Stewart Todd, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 31, 2014, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/27/2015
Date

President and Chief Operating Officer
Title

Signature 2/27/2015
Date

Chief Financial Officer
Title

Subscribed and sworn to before me
on this 27 day of February, 2015

Notary Public

SOVANNI BUN
Notary Public - State of New York
No. 01BU6210699
Qualified in New York County
My Commission Expires Aug. 24, 2017

# MERRILL LYNCH PROFESSIONAL CLEARING CORP.

(S.E.C. I.D. No. 8-33359)

## Balance Sheet

## DECEMBER 31, 2014

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

## Merrill Lynch Professional Clearing Corp.
**Table of Contents**

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pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of Merrill Lynch Professional Clearing Corp.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000,* www.pwc.com/us

# Merrill Lynch Professional Clearing Corp.

## Balance Sheet as of December 31, 2014

(Dollars in Thousands, Except Share and Per Share Amounts)

| | |
|---|---|
| **Assets** | |
| Cash | $ 13,770 |
| Cash and securities segregated for regulatory purposes or deposited with clearing organizations | 307,294 |
| | 321,064 |
| *Securities financing transactions* | |
| Receivables under resale agreements | 3,636,495 |
| Receivables under securities borrowed transactions | 21,048,339 |
| | 24,684,834 |
| Receivables from affiliated companies | 13,482,202 |
| *Other receivables* | |
| Customers (includes $269,277 measured at fair value in accordance with the fair value option election) | 11,010,908 |
| Brokers and dealers | 6,876,295 |
| Interest and other | 2,254 |
| | 17,889,457 |
| Goodwill and intangible assets | 73,575 |
| Deferred tax asset | 17,632 |
| Other assets | 24,588 |
| **Total Assets** | $ 56,493,352 |
| **Liabilities and Stockholders' Equity** | |
| **Liabilities** | |
| *Securities financing transactions* | |
| Payables under securities loaned transactions | 31,349,160 |
| | 31,349,160 |
| Payables to affiliated companies | 219,477 |
| *Other payables* | |
| Customers | 16,476,498 |
| Brokers and dealers | 3,981,986 |
| Interest and other | 50,980 |
| | 20,509,464 |
| Other liabilities | 92,711 |
| Subordinated borrowings | 1,500,000 |
| Commitments and contingencies (see note 9) | |
| **Total Liabilities** | $ 53,670,812 |
| **Stockholders' Equity** | |
| Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 1,235 shares issued and outstanding | 1,235 |
| Common stock, par value $1 per share; 50,000 shares authorized; 3000 shares issued and outstanding | 3 |
| Paid-in capital | 2,119,012 |
| Retained earnings | 702,290 |
| **Total Stockholders' Equity** | $ 2,822,540 |
| **Total Liabilities and Stockholders' Equity** | $ 56,493,352 |

The accompanying notes are an integral part of this balance sheet.

## 1. Summary of Significant Accounting Policies

**Description of Business**
Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, clearing and settlement services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully disclosed basis. At the end of October 2014, the Company exited its listed options market making business. The Company is a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is the Company's Guarantor. Additionally, MLPF&S is a wholly owned subsidiary of Bank of America Corporation ("Bank of America").

Prior to October 1, 2013 MLPF&S was a wholly owned subsidiary of Merrill Lynch & Co., Inc ("ML&Co."). On October 1, 2013 Bank of America completed the merger of ML&Co. directly into Bank of America and assumed all of ML&Co.'s obligations.

**Basis of Presentation**
The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The Balance Sheet is presented in U.S. dollars.

**Use of Estimates**
Management makes estimates regarding certain items.

A discussion of certain areas in which estimates are a significant component of the amounts reported in the Balance Sheet follows:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of pending litigation;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and intangible assets;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet.

**Fair Value Measurement**
The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, that requires an entity to base fair value on an exit price, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("fair value option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide").

ASC 820, *Fair Value Measurements and Disclosures*, ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. See Note 5 to the Balance Sheet for additional information on the fair value of financial instruments.

**Legal Reserves**
The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the maximum or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel handling the matter. See Note 9 to the Balance Sheet for additional disclosures relating to litigation.

**Income Taxes**
The Company provides for income taxes on all transactions that have been recognized in the Balance sheet in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more likely than not to be realized, including the following: 1) past and projected earnings, including losses, of the Company and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal

entities, such as the intercompany tax allocation policy. The Company has concluded that these deferred tax assets are more likely than not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company and Bank of America, which is relevant due to the intercompany tax allocation policy. For this purpose, future taxable income was estimated based on forecasts, historical earnings after adjusting for past market disruptions and the anticipated impact of the differences between pre-tax earnings and taxable income.

The Company's results of operations are included in the U.S. federal income tax return and certain state income tax returns of Bank of America. The method of allocating income tax expense is determined under the intercompany tax allocation policy of Bank of America. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate pro forma return basis, taking into account the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with NOLs (or other tax attributes) of the Company are payable to the Company generally upon utilization in the Bank of America's tax returns. See Note 12 for further discussion of income taxes.

**Balance Sheet Captions**
The following are descriptions related to specific balance sheet captions.

*Cash*
The Company defines cash as currency on hand and demand deposits with banks or other financial institutions. The amounts recognized for cash on the Balance Sheet approximate fair value. For the purposes of the fair value hierarchy, cash is classified as Level 1.

*Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations*
The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations on the Balance Sheet approximate fair value. For the purposes of the fair value hierarchy, cash and securities segregated for regulatory purposes or deposited with clearing organization are classified as Level 1.

*Securities Financing Transactions*
The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers, obtain securities for settlement, and earn interest rate spreads. The Company also engages in securities financing for customers

through margin lending. See the *Other Receivables and Payables–Customer and Brokers and Dealers Balances* section of this note for additional information.

Resale and repurchase agreements are recorded at their contractual amounts, plus accrued interest, approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or their various interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized. For the purposes of the fair value hierarchy, resale and repurchase agreements are classified as Level 2.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. Where appropriate, securities borrowed and securities loaned transactions with affiliates are reported on a net basis on the Balance Sheet. For the purposes of the fair value hierarchy, securities borrowed and loaned transactions are classified as Level 2.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or the Company may return collateral pledged, when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary.

Substantially all securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. See Note 6 to the balance sheet for additional information on securities financing arrangements.

*Receivables and Payables–Affiliates*
The Company enters into resale agreements and securities borrowed and loaned transactions to obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing

securities brokerage, dealing and financing services with affiliated companies. See Note 2 to the balance sheet for a further discussion.

*Other Receivables and Payables–Customer and Brokers and Dealers Balances*
Customer and brokers and dealers securities transactions are recorded on a settlement date basis. Receivables from and payables to customers and brokers and dealers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. For the purposes of the fair value hierarchy, receivables from and payables to customers and brokers and dealers are primarily classified as Level 2.

Customer and broker and dealer margin loan transactions are those in which the Company will make a loan typically to finance the purchase of securities. These transactions are conducted through margin accounts. In these transactions the customers and brokers and dealers are required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

Securities owned by customers and brokers and dealers, including those that collateralize margin or other similar transactions, are not reflected in the balance sheet.

Receivables from customers and brokers and dealers also include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and commissions. Payables to customers and brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include net receivables or payables from unsettled trades.

*Other Receivables and Payables–Interest and Other*
Interest and other receivables include interest receivable on customer and brokers and dealers receivables and securities financing transactions. Interest and other payables include interest payable on customer and brokers and dealers payables, securities financing transactions and amounts payable for dividends.

*Goodwill and Intangible Assets*
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment on an annual basis, or when events or circumstances indicate a potential impairment at the reporting unit level in accordance with ASC 350, *Intangibles-Goodwill and Other* ("Goodwill and Intangibles Assets Accounting"). The goodwill impairment test is a two-step test. The first step of the goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. In certain circumstances, the first step may be performed using a qualitative assessment. If the fair value of the

reporting unit exceeds its carrying value, goodwill is not deemed to be impaired. If the fair value is less than the carrying value, the second step must be performed to determine the amount of impairment, if any. Intangible assets with indefinite lives consist of the Company's exchange trading rights and are tested for impairment in accordance with Goodwill and Intangible Assets Accounting. Intangible assets with indefinite lives are not amortized.

The Company makes certain complex judgments with respect to its goodwill and intangible assets, including assumptions and estimates used to determine fair value. Based on the annual impairment analysis the Company determined that there was no impairment of goodwill. The Company recognized an impairment of $14,575 related to intangible assets. The carrying amount of goodwill and intangible assets at December 31, 2014 was $72,000 and $1,575, respectively.

*Other Assets and Other Liabilities*
Other assets consist primarily of trade date receivables, equipment, leasehold improvements and other receivables. Other liabilities consist of trade date payables, exchange fees payable, accrued expenses and other payables.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

*Subordinated Borrowings*
Funding is principally obtained through loans from Bank of America. See Note 7 for more information.

**New Accounting Pronouncements**
In June 2014, the FASB issued new accounting guidance on accounting and disclosure of repurchase-to-maturity ("RTM") transactions and repurchase financings (repos). Under this new accounting guidance, RTMs will be accounted for as secured borrowings rather than sales of an asset, and transfers of financial assets with a contemporaneous repo will no longer be evaluated to determine whether they should be accounted for on a combined basis as forward contracts. The new guidance also prescribes additional disclosures particularly on the nature of collateral pledged in repos accounted for as secured borrowings. The new guidance is effective beginning on January 1, 2015. This new guidance will not have a material impact on the Company's balance sheet.

## 2. Related Party Transactions

The Company has entered into various transactions with MLPF&S, Bank of America and other companies affiliated by common ownership.

(Dollars in Thousands, Except Share and Per Share Amounts)

Related party receivables consist of receivables under resale agreements and securities borrowed transactions with other companies affiliated by common ownership to obtain securities for settlement and omnibus accounts for commodities and equities transactions with MLPF&S on behalf of the Company's clients. Related party receivables also include interest rate swap contracts entered into with MLPF&S.

Related party payables consist of securities loaned transactions with other companies affiliated by common ownership to finance Company inventory positions, loans from Bank of America due on demand with interest based on Bank of America's average cost of funds, subordinated borrowings with Bank of America, and other payables to affiliates.

Related party receivables are comprised of:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,112 |
| Receivables under resale agreements | | 3,636,495 |
| Receivables under securities borrowed transactions | | 21,048,339 |
| Receivables from affiliated companies | | 13,482,202 |
| | $ | 38,168,148 |

Related party payables are comprised of:

| | | |
|---|---|---|
| Payables under securities loaned transactions | $ | 31,349,160 |
| Payables to affiliated companies: | | |
| Bank of America payable | | 114,781 |
| Taxes payable to Bank of America | | 103,494 |
| Other payables to affiliated companies | | 1,202 |
| | $ | 219,477 |
| Interest and other | | 2,016 |
| Subordinated borrowings | | 1,500,000 |
| | $ | 33,070,653 |

The Company has a $5,000,000 six month unsecured revolving facility with Bank of America. The facility matures on August 1, 2015 and may automatically be extended semi-annually unless Bank of America provides notice of termination. At December 31, 2014, $114,781 was outstanding.

## 3. Trading Activities

### Trading Risk Management

Trading activities (as well as the market making activities through October 2014) subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

A subcommittee ("GM subcommittee") has been designated by the Management Risk Committee ("MRC) as the primary risk governance authority for its global markets risk management, including trading risk management. The GM subcommittee's focus is to take a forward-looking view of the primary credit, market and operational risks impacting Bank of America's Global Markets business (which includes the Company's sales and trading business) and prioritize those that need a proactive risk mitigation strategy.

The GM subcommittee monitors significant daily revenues and losses by business and the primary drivers of the revenues or losses. Thresholds are in place for each business in order to determine if the revenue or loss is considered to be significant for that business. If any of the thresholds are exceeded, an explanation of the variance is provided to the GM subcommittee. The thresholds are developed in coordination with the respective risk managers to highlight those revenues or losses which exceed what is considered to be normal daily income statement volatility.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America has in place a Subsidiary Governance Policy. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting and risk management practices for Bank of America's subsidiaries.

### Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company.

**Equity Price Risk**
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, basket of stocks, or stock index.

**Interest Rate Risk**
Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

**Counterparty Credit Risk**
The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk").

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company clears, settles, and finances various customer and brokers and dealers securities and commodities transactions. These activities may expose the Company to default risk arising from the potential that a customer, brokers and dealers or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, brokers and dealers or counterparties. The Company seeks to control the risks associated with its customer and brokers and dealers' margin activities by requiring customers and brokers and dealers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to customers and brokers and dealers related to unsettled transactions (i.e. fails to receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from the counterparty. In the case of aged securities fails to receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

**Concentrations of Credit Risk**
The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

(Dollars in Thousands, Except Share and Per Share Amounts)

***Concentration of Risk to the U.S. Government and its Agencies***
At December 31, 2014, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements to satisfy margin requirements at the clearing organizations. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral as of December 31, 2014, approximates $3,987,382, of which $3,684,975 were from affiliated companies.

## 4. Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, or credit spreads. Derivatives include futures, forwards, swap or option contracts, or other financial instruments with similar characteristics.

Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Balance Sheet where the Company believes a legal right of offset exists under an enforceable netting agreement.

The Company entered into over the counter ("OTC") interest rate swaps with MLPF&S to hedge interest rate risk on fixed rate margin loans. These transactions are recorded on the Balance Sheet as *Receivables from affiliated companies*. The Company has a legally enforceable master netting agreement with MLPF&S. At December 31, 2014, the gross derivative asset with MLPF&S was $2,138, which was reduced by cash collateral received of $29, resulting in a net derivative asset of $2,109. The notional value was $270,000.

*Credit Risk Management of Derivatives*
The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, and the right to call for collateral when certain exposure thresholds are exceeded. At December 31, 2014, the Company's derivative instruments were with MLPF&S.

## 5. Fair Value of Financial Instruments

**Fair Value Hierarchy**

In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (for example, active exchange-traded equity securities and exchange-traded derivatives).

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

b) Quoted prices for identical or similar assets or liabilities in inactive markets (examples include corporate and municipal bonds, which can trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives); and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value

measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). The gains and losses for such assets and liabilities categorized within the Level 3 reconciliation below may include changes in fair value that are attributable to observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Further, the following reconciliation does not take into consideration the offsetting effect of Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between levels for the year ended December 31, 2014.

**Valuation Processes and Techniques**
The Company has various processes and controls in place to ensure that its fair value measurements are reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models by personnel who are independent of the front office and periodic reassessments to ensure that models are continuing to perform as designed. In addition, detailed reviews of trading gains and losses are analyzed on a daily basis by personnel who are independent of the front office. A price verification group, which is independent of the front office, utilizes available market information including executed trades, market prices and market observable valuation model inputs to ensure that fair values are reasonably estimated. The Company executes due diligence procedures over third party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2014, there were no changes to the Company's valuation techniques that had or are expected to have a material impact on its Balance Sheet.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

(Dollars in Thousands, Except Share and Per Share Amounts)

***U.S. Treasury securities***
U.S. Treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

***Margin Loans***
For certain long-term fixed-rate margin loans within customer receivables that are economically hedged with interest rate swaps, the company has elected fair value option. These loans are collateralized by a portfolio of convertible and corporate bonds. For the purpose of fair value hierarchy classification these loans are classified as Level 3. Fair value is estimated based on market comparables.

***OTC Derivative Contracts***
OTC derivative contracts include interest rate swaps with MLPF&S recorded in *Receivables from affiliates* on the Company's Balance Sheet.

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs is actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Company. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. The OTC derivative contracts are classified as Level 2 in the fair value hierarchy.

The Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are classified as follows:

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2014**

| | Level 1 | Level 2 | Level 3 | Netting Adj [1] | Total |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Securities segregated for regulatory purposes : US Government and agencies | $ 302,408 | $ - | $ - | $ - | $ 302,408 |
| Receivables from affiliated companies [2] | - | 2,138 | - | (29) | 2,109 |
| Customer receivables | - | - | 269,277 | - | 269,277 |

(1) Represents counterparty and cash collateral netting.
(2) Represents derivative contracts

(Dollars in Thousands, Except Share and Per Share Amounts)

**Level 3 Significant Inputs**
The long-term fixed rate margin loans are valued based on market comparables. The primary significant unobservable input is yield, which is 1.74%. A significant increase in market yield would result in a significantly lower fair value.

**Fair Value Option Election**

The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The Company elected the fair value option for certain long-term fixed rate margin loans that are economically hedged with interest rate swaps.

The difference between fair value and the aggregate contractual principal amounts of the margin loans was $723 for the year ended December 31, 2014.

## 6. Securities Financing Transactions

The Company enters into resale agreements, securities borrowed and securities loaned transactions in order to meet customers' needs and to earn residual interest rate spreads and obtain securities for settlement.

Under these transactions, the Company receives collateral, including U.S. Treasury and agency securities, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements, the Company is permitted to sell or repledge the securities received (e.g., use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover shorts). At December 31, 2014, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $145,958,436, of which $31,191,119 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $138,640,189, of which $76,198,968 have been sold or repledged to affiliated companies.

*Offsetting of Securities Financing Agreements*
Substantially all repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty.

(Dollars in Thousands, Except Share and Per Share Amounts)

Substantially all securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. In certain instances, the Company offsets securities borrowing and lending transactions on the Company's Balance Sheet where it has such legally enforceable master netting agreement and the transactions have the same maturity date.

The column entitled "Financial Instruments" in the tables below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset on the Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is not certain is not included.

The tables below present securities financing agreements included on the Company's Balance Sheet at December 31, 2014. Balances are presented on a gross basis.

| Assets | Gross Assets | Amounts Offset | Net Balance Sheet Amount | Financial Instruments [1] | Net Assets |
|---|---|---|---|---|---|
| Receivables under resale agreements | $ 3,636,495 | $ - | $ 3,636,495 | $ (3,636,495) | $ - |
| Receivables under securities borrowed transactions | 28,785,926 | $ (7,737,587) | 21,048,339 | $ (20,791,534) | 256,805 |
| Total | $ 32,422,421 | $ (7,737,587) | $ 24,684,834 | $ (24,428,029) | $ 256,805 |

| Liabilities | Gross Liabilities | Amounts Offset | Net Balance Sheet Amount | Financial Instruments [1] | Net Liabilities |
|---|---|---|---|---|---|
| Payables under securities loaned transactions | $ 39,086,747 | $ (7,737,587) | $ 31,349,160 | $ (30,743,885) | $ 605,275 |
| Total | $ 39,086,747 | $ (7,737,587) | $ 31,349,160 | $ (30,743,885) | $ 605,275 |

(1) These amounts are limited to the securities financing asset/liability balance and, accordingly, do not include excess collateral received/pledged.

## 7. Subordinated Borrowings

At December 31, 2014, the amount available on the Company's revolving subordinated borrowing with Bank of America was $3,000,000 with a maturity date of April 30, 2016, of which $1,500,000 was outstanding. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR plus a spread of 100 basis points.

(Dollars in Thousands, Except Share and Per Share Amounts)

## 8. Stockholders' Equity

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the year ended December 31, 2014, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients of 50 and 400 shares, respectively. At December 31, 2014, there were 1,235 preferred and 3,000 common shares issued and outstanding.

## 9. Commitments, Contingencies and Guarantees

### Litigation

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. The Company is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In connection with formal and informal inquiries by its regulators, it receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When loss contingencies are not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. The Company continues to monitor matters for further developments that could affect the amount of the accrued liability that has been previously established.

(Dollars in Thousands, Except Share and Per Share Amounts)

**Commitments**

The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2018. Future minimum rental commitments with initial or remaining terms expiring after December 31, 2014, are presented below:

| Year Ending | Total |
|---|---|
| 2015 | $ 867 |
| 2016 | 256 |
| 2017 | 261 |
| 2018 | 65 |
| | $ 1,449 |

The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $265,000 at December 31, 2014.

As of December 31, 2014, the Company had unfunded loan commitments of $2,221,197. These commitments expire within the next twelve months.

**Guarantees**

The Company issues various guarantees to counterparties and is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has a guarantee on behalf of a client with a foreign stock exchange for approximately $6,049. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized. Management believes the potential for the Company to be required to make a payment under this arrangement is remote.

The Company provides guarantees to certain securities clearinghouses and exchanges. Under the standard membership agreement, members of such securities clearinghouses and exchanges are required to guarantee the performance of other members. Under the agreements, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member default and under other loss scenarios. The Company's potential obligation may be limited to its membership

interests in such clearinghouses and exchanges, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the pro rata share of the residual losses after applying the guarantee fund. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to certain counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the customer's account as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of the clients or their customers. The Company's maximum exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote. Accordingly, no liability is carried in the Balance Sheet for these transactions.

In connection with its securities clearing business, the Company performs clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearinghouse; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's maximum exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote. Accordingly, no liability is carried in the Balance Sheet for these transactions.

## 10. Employee Benefit Plans

Bank of America provides pension and other postretirement benefits to its employees worldwide through sponsorship of defined contribution pension, defined benefit pension and other postretirement plans.

The Bank of America Compensation and Benefits Committee has overall responsibility for the administration of these benefit plans.

Bank of America maintains certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, Compensation – Retirement Benefits, Defined Benefit Plans-General ("Defined Benefit Plan Accounting"). Postemployment benefits are

(Dollars in Thousands, Except Share and Per Share Amounts)

accounted for in accordance with ASC 712, Compensation-Nonretirement Postemployment Benefits. Required disclosures are included in the December 31, 2014 Form 10-K of Bank of America.

**Defined Contribution Pension Plans**
The U.S. defined contribution plans sponsored by Bank of America include the Merrill Lynch 401(k) Savings & Investment Plan ("SIP") and the Bank of America 401(k) Plan. The SIP is closed to new participants with certain exceptions.

**Defined Benefit Pension Plans**
Certain of the Company's employees are covered by Bank of America's qualified pension plan. In connection with a redesign of its retirement plans, Bank of America amended its qualified pension plan to freeze benefits earned effective June 30, 2012.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a Merrill Lynch U.S. defined benefit pension plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act ("ERISA"). Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement for the year ended December 31, 2014. Contributions may be required in the future under this agreement.

Bank of America also maintains supplemental defined benefit pension plans (i.e., plans not subject to Title IV of ERISA) for certain U.S. participants. These plans, which are unfunded, provide defined benefits to certain employees.

**Postretirement Benefits Other Than Pensions**
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions. As of December 31, 2014, none of these plans had been funded. Bank of America does not allocate postretirement benefits expense other than pensions to the Company.

**Postemployment Benefits**
Bank of America provides certain postemployment benefits for employees on extended leave due to injury, illness, or death and for terminated employees. Eligible employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Severance benefits may be provided to eligible terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance pay plan.

(Dollars in Thousands, Except Share and Per Share Amounts)

## 11. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, Compensation- Stock Compensation, ("Stock Compensation Accounting") are included in the December 31, 2014 Form 10-K of Bank of America.

The Company participates in the Key Associate Stock Plan and other deferred compensation plans and award programs. Under the Key Associate Stock Plan, Bank of America grants stock-based awards, including stock options, restricted stock and restricted stock units (RSUs) to eligible employees. Grants in 2014 included RSUs which generally vest in three equal annual installments beginning one year from the grant date.

## 12. Income Taxes

The Company files income tax returns in numerous state and local jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in the states and cities in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2014.

| Jurisdiction | Years Subject to Examination(1) | Status at December 31, 2014 |
|---|---|---|
| U.S. Federal | 2010-2011 | Appeals |
| U.S. Federal | 2012-2013 | Field examination |
| New York City | 2009-2012 | Field examination |
| New York State | 2009-2012 | Field examination |

1 *All tax years subsequent to the above years remain open to examination.*

During 2014, Bank of America settled and effectively resolved the federal examinations related to the 2009 tax year and all open ML&Co. years through 2008.

At December 31, 2014, the Company did not have any liabilities for unrecognized tax benefits.

As described in Note 1, any unrecognized tax benefit related to a state consolidated, combined or unitary return in which the Company is a member, is generally not reflected in the Company's Balance Sheet until such time as the tax position is resolved.

While it is reasonably possible that a significant reduction in unrecognized tax benefits related to certain state consolidated, combined or unitary returns will occur within

(Dollars in Thousands, Except Share and Per Share Amounts)

twelve months of December 31, 2014, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

Significant components of the Company's net deferred tax assets at December 31, 2014 are presented in the table below:

| | | |
|---|---|---|
| **Deferred tax assets** | | |
| State tax deduction | $ | 11,395 |
| Employee compensation and retirement | | 3,184 |
| Goodwill | | 1,419 |
| Fixed assets | | 106 |
| Other | | 1,528 |
| Total deferred tax assets, net of valuation allowance | | 17,632 |
| Net deferred tax asset | $ | 17,632 |

The Company is included in the consolidated U.S. federal income tax return and certain consolidated, combined and unitary state tax returns of Bank of America. At December 31, 2014, the Company had a current income tax payable to Bank of America of $103,494 as a result of its inclusion in consolidated, combined and unitary income tax return filings with Bank of America.

## 13. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date these balance sheet are available to be issued, require accounting as of the balance sheet date, or disclosure in the balance sheet. The Company has evaluated subsequent events through the date of issuance.

On January 12, 2015 and on January 23, 2015 the Company repaid $800,000 and $300,000, respectively of its subordinated borrowings to Bank of America.

## 14. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the net capital requirements of SEC Rule 15c3-1, and CFTC Regulation 1.17. The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by SEC Rule 15c3-1. At December 31, 2014 the Company's regulatory net capital as defined by Rule 15c3-1 was $3,426,548 and exceeded the minimum requirement of $507,918 by $2,918,630.

(Dollars in Thousands, Except Share and Per Share Amounts)

The Company is subject to the customer protection requirements of SEC Rule 15c3-3. For the December 31, 2014 customer reserve computation, the Company was not required to segregate funds in a special account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Brokers ("PAB") pursuant to SEC Rule 15c3-3. For the December 31, 2014 PAB reserve computation, the Company was not required to segregate funds in a special account for the exclusive benefit of PAB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2), Regulation 30.7 and Regulation 22.2 under the Commodity Exchange Act. At December 31, 2014, assets segregated and secured totaled $1,499,914 and exceeded requirements by $578,129.